Exhibit 99.2

May 6, 2020 FRENCH OFFICIAL LEGAL ANNOUNCEMENT PUBLICATION «BALO»

Bulletin N°55

This document has been translated in English for information only. In the event of any differences between the French text and the English text, the French language version shall supersede.

SHAREHOLDERS' AND UNITHOLDERS' MEETINGS

GENFIT

French public limited company (Société Anonyme)

governed by a Board of Directors

with share capital of 9,714,654.25 euros

Registered Office: 885 avenue Eugène Avinée, 59120 Loos

424 341 907 R.C.S. Lille Métropole

Notice of meeting serving as convocation

Ladies and Gentlemen, the fellow shareholders of the company GENFIT S.A. (the “Company”) are convened to in Ordinary Shareholders’ General Meeting (the “Shareholders’ Meeting”) at the Company’s headquarters located Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), on June 11, 2020 at 10 am, to deliberate on the following agenda.

In view of the governmental measures for the lockdown and prohibition of gatherings currently in force to fight against the spread of the epidemic of Coronavirus (Covid-19), upon decision of the Board of Directors of the Company, the Shareholders’ Meeting will exceptionally be held behind closed doors, that is to say without the presence of shareholders and other persons who are usually entitled to attend, in accordance with the provisions of Article 4 of Ordinance No. 2020-321 of March 25, 2020.

The description of the procedures which will allow shareholders to participate in the Shareholders’ Meeting notwithstanding these exceptional measures required in order to comply with regulatory constraints and preserve the health of each person is set out in the second part of this conveying’s notice.

AGENDA

Ordinary Shareholders’ Meeting

-	Presentation of the Board of Directors’ management report on the Company's activity and on the financial statements for the year ended on December 31, 2019, the Statutory Auditors' general report on the accounts for the year ended on December 31, 2019;

-	Presentation of the Group’s management report by the Board of Directors and reading of the Statutory Auditors' general report on the consolidated financial statements for the year ended on December 31, 2019;

-	Presentation of the Board of Directors’ corporate governance report;

-	Approval of the annual financial statements for the year ended on December 31, 2019 (Resolution n°1);

-	Approval of the consolidated annual financial statements for the year ended on December 31, 2019 (Resolution n°2);

-	Allocation of the results for the year ended on December 31, 2019 (Resolution n°3);

-	Reading and approval of the Statutory Auditors' special report on the regulated agreements within the meaning of article L. 225-38 et seq. of the French Code de commerce previously authorised and entered into and whose execution continued during the past financial year (Resolution n°4);

-	Reading of the Board of Directors’ special report on the options to subscribe or purchase Company’s shares in accordance with article L. 225-184 of the French Code de commerce;

-	Reading of the Board of Directors’ special report on the granting of free shares in accordance with article L. 225-197-4 of the French Code de commerce;

-	Reading of the table summarizing the delegations of authority and powers granted by the shareholders’ meeting to the Board of Directors in respect of capital increases, in accordance with articles L. 225-129-1 et seq. of the French Code de commerce;

-	Reading of the Board of Directors’ supplementary report on the use of delegations of powers granted by the shareholders’ meeting, in accordance with article R. 225-116 of the French Code de commerce;

-	Appointment of Mrs. Katherine KALIN as a member of the Board of Directors (Resolution n°5);

-	Appointment of Mr. Eric BACLET as a member of the Board of Directors (Resolution n°6);

-	Approval of the information relating to the components of overall compensation paid during the 2019 financial year, or allocated for the same financial year, to all of the Company's corporate officers (Resolution n°7);

-	Approval of the components of overall compensation paid during the 2019 financial year, or allocated for the same financial year, to Mr. Jean-François MOUNEY, Chairman of the Board of Directors of the Company (Resolution n°8);

-	Approval of the components of overall compensation paid during the 2019 financial year, or allocated for the same financial year, to Mr. Pascal PRIGENT, Chief Executive Officer of the Company (Resolution n°9);

-	Approval of the compensation policy for financial year 2020 applicable to all of the Company's corporate officers (Resolution n°10);

-	Approval of the compensation policy for financial year 2020 applicable to Mr. Jean-François MOUNEY, Chairman of the Board of Directors of the Company (Resolution n°11);

-	Approval of the compensation policy for financial year 2020 applicable to Mr. Pascal PRIGENT, Chief Executive Officer of the Company (Resolution n°12);

-	Approval of the compensation policy for financial year 2020 applicable to the Directors of the Company (Resolution n°13); and

-	Powers to carry out formalities (Resolution n°14).

DRAFT RESOLUTIONS

Ordinary Shareholders’ Meeting

First Resolution - Approval of the annual financial statements for the year ended on December 31, 2019

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Board of Directors report on the Company's annual financial statements and having reviewed the Statutory Auditors' report for the year ended on December 31, 2019, approves such financial statements as presented prepared according to French standards and in accordance with the French Code de commerce, which show a net loss of (60,524,504) euros.

The Shareholders’ Meeting also approves the operations reflected in these annual financial statements or summarized in these reports.

Under articles 223 quater and 223 quinquies of the French Code général des impôts, the Shareholders’ Meeting notes that there are no expenditures or charges deductible from the Company's taxable income as referred to in article 39.4 of the French Code général des impôts.

After having deliberated, the Shareholders’ Meeting gives to the members of the Board of Directors and the Statutory Auditors, full and unconditional discharge from their duties for said year.

Second Resolution - Approval of the reports and consolidated financial statements for the year ended on December 31, 2019

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Board of Directors report and the Statutory Auditors' report for the year ended on December 31, 2019, approves the consolidated annual financial statements as presented, prepared according to the new standards and amendments to the international financial reporting standards and the IFRS accounting standards, which show a loss of (65,144,468) euros, as well as the operations reflected in these statements or summarized in these reports.

After having deliberated, the Shareholders’ Meeting gives to the members Board of Directors and to the Statutory Auditors, full and unconditional discharge from their duties for said year.

Third Resolution - Allocation of the results for the year ended on December 31, 2019

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, approves the proposal of the Board of Directors regarding the allocation of the results for the financial year 2019 and thus decides to allocate the loss for the year ended on December 31, 2019 as follows:

ORIGIN

Deficit for the year ended on December 31, 2019	€(60,524,504)

ALLOCATION

Allocation to the item "Retained earnings",

For a total of	€(60,524,504)

This thus brings the retained earnings from €(241,591,439) to €(302,115,943)

The Shareholders’ Meeting acknowledges, in accordance with article 243 bis of the French Code général des impôts, that so far there has been no distribution of dividends during the previous three financial years.

Fourth Resolution –Statutory Auditors’ special report on regulated agreements – Agreements previously authorised and entered into of which execution continued during the past financial year

After having deliberated, the Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings and, having reviewed the report prepared by the Statutory Auditors pursuant to articles L. 225-38 and L. 225-40 of the French Code de commerce on agreements previously authorised and entered into and of which execution continued during the past financial year, approves this report as far as it relates to these agreements.

Fifth Resolution - Appointment of Mrs. Katherine KALIN as member of the Board of Directors

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, decides to appoint:

Mrs. Katherine KALIN

born on 10 June 1962 in Alnwick, NE 66, United Kingdom)

residing 39 Druid Hill Road, Summit City, NJ 07901, United States of America

as a director, with effect at the end of this Shareholders’ Meeting, for a period of five years, which will end at the end of the meeting of the ordinary shareholders’ meeting which will approve the financial statements for the year ended December 31, 2024.

Mrs. Katherine KALIN has indicated that she accepts the role entrusted to her and that she is not subject to any measure that could prohibit her from exercising it.

Sixth Resolution - Appointment of Mr Eric BACLET as member of the Board of Directors

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, decides to appoint:

Mr. Eric BACLET

born on 27 October 1959 in Paris (75000)

residing 93 rue des Cotes, 78600 Maisons-Laffitte

as a director, with effect at the end of this Shareholders’ Meeting, for a period of five years, which will end at the end of the meeting of the ordinary shareholders’ meeting which will approve the financial statements for the year ended December 31, 2024.

Mr. Eric BACLET has indicated that he accepts the role entrusted to him and that he is not subject to any measure that could prohibit him from exercising it.

Seventh Resolution - Approval of the information relating to the components of overall compensation paid during the 2019 financial year, or allocated for the same financial year, to all of the Company's corporate officers

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, after having reviewed the information presented in section III of the Company’s Compensation Policy, approves the information mentioned in I of article L. 225-37-3 of the French Code de commerce.

Eighth Resolution - Approval of the components of overall compensation paid during the 2019 financial year, or allocated for the same financial year, to Mr. Jean-François MOUNEY, Chairman of the Board of Directors of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, after having reviewed the information presented in section III of the Company’s Compensation Policy, approves the components of overall compensation paid during the 2019 financial year, or allocated for the same financial year, to Mr. Jean-François MOUNEY as (i) Chairman and Chief Executive Officer of the Company for the period commencing on January 1, 2019 (inclusive) and ending on September 15, 2019 (inclusive) and (ii) Chairman of the Board of Directors of the Company from September 16, 2019 (inclusive) and until December 31, 2019 (inclusive).

Ninth Resolution - Approval of the components of overall compensation paid during the 2019 financial year, or allocated for the same financial year, to Mr. Pascal PRIGENT, Chief Executive Officer of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, after having reviewed the information presented in section III of the Company’s Compensation Policy, approves the components of overall compensation paid during the 2019 financial year, or allocated for the same financial year, to Mr. Pascal PRIGENT as Chief Executive Officer of the Company from September 16, 2019 (inclusive) until December 31, 2019 (inclusive).

Tenth Resolution - Approval of the compensation policy for financial year 2020 applicable to all of the Company's corporate officers

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, in accordance with article L. 225-37-2 of the French Code de commerce, after having reviewed the information presented in section I of the Company’s Compensation Policy, approves the compensation policy for corporate officers for financial year 2020 applicable to all of the corporate officers of the Company.

Eleventh Resolution - Approval of the compensation policy for financial year 2020 applicable to Mr. Jean-François MOUNEY, Chairman of the Board of Directors of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, in accordance with article L. 225-37-2 of the French Code de commerce, after having reviewed the information presented in section II of the Company’s Compensation Policy, approves the compensation policy for corporate officers for financial year 2020 applicable to the Chairman of the Board of Directors of the Company.

Twelfth Resolution - Approval of the compensation policy for financial year 2020 applicable to Mr. Pascal PRIGENT, Chief Executive Officer of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, in accordance with article L. 225-37-2 of the French Code de commerce, after having reviewed the information presented in section II of the Company’s Compensation Policy, approves the compensation policy for corporate officers for financial year 2020 applicable to the Chief Executive Officer of the Company.

Thirteenth Resolution - Approval of the compensation policy for financial year 2020 applicable to the Directors of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, after having reviewed the information presented in section II of the Company’s Compensation Policy, approves the compensation policy for corporate officers for financial year 2020 applicable to the Directors.

Fourteenth Resolution – Powers to carry out formalities

The Shareholders’ Meeting grants full powers to the holder of an original, a copy or an extract of the minutes of this Shareholders’ Meeting to carry out all legal and administrative formalities and make all filings and publications relating to the above-mentioned resolutions required by applicable laws.

* * *

I.	Preliminary formalities to complete in order to participate to the Shareholders’ Meeting

Within the framework of Ordinance no. 2020-321 of March 25, 2020 (the “Covid-19 Ordinance”) adapting the rules for meeting and deliberation of meetings and governing bodies of legal persons and entities without legal personality of private law due to the covid-19 epidemic, and with the constant concern of ensuring, as far as possible, the security and protection of all stakeholders (including those of investors) at the Shareholders’ Meeting, this meeting will be held without the physical attendance of the shareholders.

Under these conditions and in accordance with the Covid-19 Ordinance, in order to exercise your rights, you must:

•	favour the use of the Internet for the completion of participation formalities,

•	express your choices before the meeting with respect to the resolutions that are proposed to you, namely by:

o	voting by post,

o	appointing a proxy who will vote before the Shareholders’ Meeting (the latter then having the option of communicating his voting instructions to the following address: paris.bp2s.france.cts.mandats@bnpparibas.com),

o	granting a power of attorney to the President of the Shareholders’ Meeting,

only options now available due to the circumstances and imperatives above-mentioned.

You may also ask questions in writing. These questions must:

•	be sent by registered letter with acknowledgment of receipt to the following address: GENFIT, Service Financier, Parc Eurasanté, 885 avenue Eugène Avinée, 59120 Loos or by electronic communication to the following address: investors@genfit.com at the latest on the fourth business day preceding the date of the Shareholders’ Meeting;

•	be accompanied by a shareholding certificate of your GENFIT’s shares to be taken into account.

Finally, shareholders are invited to regularly consult the section dedicated to the 2020 Shareholders’ Meeting on the Company's website: www.genfit.com.

II.	Participation’s terms to the Shareholders’ Meeting

The Shareholders’ Meeting is composed of all shareholders regardless of the number of shares they hold.

Each shareholder may be represented at the Shareholders’ Meeting by another shareholder, by their spouse or by the partner with whom they have concluded a civil solidarity pact. They may also be represented by any other natural or legal person of their choice (article L. 225-106 of the French Code de commerce).

The proxy thus designated will vote remotely under the conditions set out in III. below.

In accordance with article R. 225-85 of the French Code de commerce, the right to participate in the Shareholders’ Meeting is justified by registering the securities in the name of the shareholder or the intermediary registered on their behalf (in application of the seventh paragraph of article L. 228-1 of the French Code de commerce), on the second day preceding the Shareholders’ Meeting at midnight, Paris time, either in the registered securities accounts kept by the Company (or its agent ), or in the bearer (au porteur) securities accounts kept by the authorized intermediary.

The registration of the securities in the bearer (au porteur) securities accounts kept by the financial intermediaries is evidenced by a participation certificate issued by the latter (if necessary by electronic means) under the conditions provided for in article R. 225-85 of the French Code de commerce (with reference to article R. 225-61 of the same Code), in the appendix:

•	the remote voting form;

•	the voting proxy.

III.	Vote by post or proxy

A.	Postal voting

Shareholders wishing to vote by post or be represented by giving a proxy to the Chairman of the Shareholders’ Meeting or to a proxy may:

•	For registered shareholders: return the postal or proxy voting form, which will be sent to them with the invitation, to the following address: BNP Paribas Securities Services - CTO Service Assemblées

- Grands Moulins de Pantin - 9, rue du Débarcadère - 93761 Pantin Cedex.

•	For bearer (au porteur) shareholders: request this postal or proxy voting form from the intermediary who manages their securities as of the date of the Shareholders’ Meeting. Once filled by the shareholder, this form will be returned to the account-keeping establishment, which will include a participation certificate and send it to BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9 , rue du Débarcadère - 93761 Pantin Cedex. To be taken into account, the postal voting forms must be received by the Company or the Shareholders’ Meetings Service of BNP Paribas Securities Services, at the latest on 8 June 2020.

The appointments or revocations of agents expressed on paper must be received no later than the fourth day preceding the date of the Shareholders’ Meeting, i.e. June 7, 2020.

B.	Electronic voting

Shareholders also have the possibility of transmitting their voting instructions, of granting a power of attorney to the President of the Shareholders’ Meeting before the Shareholders’ Meeting, and of appointing or removing a proxy by Internet before the Shareholders’ Meeting on the Votaccess website, in accordance with the conditions described below:

For registered shareholders (actionnaires au nominatif):

Holders of pure or administered registered shares who wish to vote by Internet will access the Votaccess’ website via the Planetshares site, the address of which is as follows: https://planetshares.bnpparibas.com.

Holders of pure registered shares must connect to the Planetshares site with their usual access codes.

Holders of administered registered shares will have to connect to the Planetshares site using their identification number, which is found at the top right of their paper voting form. In the event that the shareholder is no longer in possession of their username and / or password, they may contact the number +33 (0) 800 600 700 made available to them.

After logging in, the registered shareholder must follow the instructions given on the screen in order to access the Votaccess’ website and vote, or appoint or dismiss a proxy.

The appointments or revocations of proxies must be received no later than the fourth day preceding the date of the Shareholders’ Meeting, i.e. June 7, 2020.

For bearer shareholders (actionnaires au porteur):

It is up to the bearer shareholder to inquire in order to know whether his account-keeping establishment is connected or not to the Votaccess’ website and, if necessary, if this access is subject to specific conditions of use.

If the shareholder's account-keeping establishment is connected to the Votaccess’ website, the shareholder must identify himself on the Internet portal of his account-keeping establishment with his usual access codes. He must then click on the icon which appears on the line corresponding to his actions and follow the indications given on the screen in order to access the Votaccess’ website and vote, grant a power of attorney to the President of the Shareholders’ Meeting or appoint or dismiss a proxy.

If the shareholder's account-keeping establishment is not connected to the Votaccess’ website, it is specified that the notification of the appointment and the revocation of a proxy may however be made electronically in accordance with the provisions of the article R. 225-79 of the French Code de commerce, in the following ways:

•	the shareholder must send an email to paris.bp2s.france.cts.mandats@bnpparibas.com. This email must contain the following information: name of the Company concerned, date of the Shareholders’ Meeting, last name, first name, address, bank references of the principal as well as the name, first name and if possible the address of the agent; and

•	the shareholder must obligatorily ask their financial intermediary who manages their securities account to send a written confirmation to the Shareholders’ Meetings department of BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9, rue du Débarcadère - 93761 Pantin Cedex.

Only notifications of designation or revocation of mandates may be sent to the aforementioned email address, any other request or notification relating to another object that cannot be taken into account and/or processed.

In order for appointments or revocations of proxies expressed by electronic means to be validly taken into account, confirmations must be received no later than the fourth day preceding the date of the meeting, i.e. June 7, 2020.

The Votaccess’ website will be open from May 25, 2020.

The possibility of voting online before the Shareholders’ Meeting will end the day before the meeting, i.e. June 10, 2020 at 3:00 p.m. Paris time.

However, in order to avoid any possible congestion on the Votaccess’ website, shareholders are advised not to wait until the day before the Shareholders’ Meeting to vote.

Both registered shareholders and bearer shareholders may appoint a proxy under the conditions indicated above.

In accordance with decree 2020-418 of April 10, 2020, the proxy thus appointed shall send, no later than the 4th day preceding the date of the Shareholders’ Meeting, an email containing the voting instructions in the form of the single form by electronic message to the address: paris.bp2s.france.cts.mandats@bnpparibas.com. This email must contain the following information: name of the Company concerned, date of the Shareholders’ Meeting, last name, first name, address, principal's bank details as well as the name, first name and, if possible, the address of the proxy.

In accordance with decree 2020-418 of April 10, 2020, a shareholder who has already cast his vote at a distance, sent a proxy or requested his admission card or a certificate of participation can choose another mode of participation in the Shareholders’ Meeting provided that its instruction in this sense reaches the company within a timeframe compatible with the taking into account of the new instructions. The previous instructions received are then revoked.

Written questions

In accordance with article R. 225-84 of French Code de commerce, each shareholder has the possibility to send to the Board of Directors, which should answer during the meeting, the written questions of his choice.

The questions shall be sent by registered letter with acknowledgement of receipt at the following address GENFIT, Service Financier, Parc Eurasanté, 885 avenue Eugène Avinée, 59120 Loos or by email to the following address: investors@genfit.com.

This mailing shall be realised at the latest the fourth business day preceding the date of the Shareholders’ Meeting.

Rights to shareholder information

All the documents and information set forth in article R. 225-73-1 of the French Code de commerce shall be consulted on the issuer’s website: www.genfit.fr as from the 21st day before the Shareholders’ Meeting, being May 20, 2020.

*****

The Board of Directors